

September 18, 2009

<u>via U.S. mail and facsimile</u>

Harry Miller, President
Clifton Star Resources Inc.
430-580 Hornby Street
Vancouver, BC V6C 3B6

> **Re: Clifton Star Resources Inc.**
> **Amendment No. 3 to Registration Statement on Form 20-F**
> **Filed August 24, 2009**
>
> **Annual Report on Form 20-F For Fiscal Year Ended June 30, 2008**
> **Filed August 18, 2009**
> **File No. 0-53117**

Dear Mr. Miller:

We have reviewed your response letter and the amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Annual Report on Form 20-F For Fiscal Year Ended June 30, 2008</u>

<u>General</u>

1.   You disclose at page 27 of your amended registration statement that you announced in June 2009 that you had reached agreement to extend the due date of

the $8,500,000 properties payment from July 1, 2009 to December 1, 2009. We note that such agreement was reached before you filed your annual report on August 18, 2009. Please file the agreement as an exhibit to your annual report.

Closing Comments

As appropriate, please amend your annual report and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Dang
        J. Gallagher
        L. Nicholson
        T. Levenberg